

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 9, 2009

Mr. Rick Shykora
President and Acting Chief Financial Officer
Frontier Energy Corporation
2413 Morocco Avenue
North Las Vegas, NV 89031

      Re: Frontier Energy Corporation
              Form 10-KSB for the year ended December 31, 2007
              Filed April 15, 2008
              File No. 033-05384

Dear Mr. Shykora:

We issued comments to you on the above captioned filing on May 1, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 24, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 24, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Craig Arakawa at 202-551-3650 if you have any questions.

                        Sincerely,

                        Karl Hiller
                        Branch Chief